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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         CABLEVISION SYSTEMS CORPORATION

             ------------------------------------------------------
                                (Name of Issuer)

      CABLEVISION NY GROUP CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

       RAINBOW MEDIA GROUP CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

             ------------------------------------------------------
                         (Title of Class of Securities)

                                   12686C 10 9

                                   12686C 844

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                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000

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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 August 8, 2001

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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


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                                  Page 1 of 7

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1         NAME OF REPORTING PERSON
          -----------------------------------------------------------
          I.R.S. IDENTIFICATION NUMBER NOS. OF ABOVE PERSON

                AT&T CORP.
                I.R.S. IDENTIFICATION NO. 13-4924710

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    [  ]
                                                                    (b)    [  ]

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3         SEC USE ONLY                                                     [  ]
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4         SOURCE OF FUNDS

                WC, OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                NEW YORK
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    NUMBER OF      7     SOLE VOTING POWER

      SHARES             CABLEVISION NY GROUP CLASS A
                         COMMON STOCK:                               48,942,172*
   BENEFICIALLY          RAINBOW MEDIA GROUP CLASS A
                         COMMON STOCK:                               24,471,086*
     OWNED BY

       EACH

    REPORTING

   PERSON WITH:
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                   8     SHARED VOTING POWER

                         CABLEVISION NY GROUP CLASS A
                         COMMON STOCK:                                         0
                         RAINBOW MEDIA GROUP CLASS A
                         COMMON STOCK:                                         0

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                   9     SOLE DISPOSITIVE POWER

                         CABLEVISION NY GROUP CLASS A
                         COMMON STOCK:                               48,942,172*
                         RAINBOW MEDIA GROUP CLASS A
                         COMMON STOCK:                               24,471,086*
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                   10    SHARED DISPOSITIVE POWER

                         CABLEVISION NY GROUP CLASS A
                         COMMON STOCK:                                         0
                         RAINBOW MEDIA GROUP CLASS A
                         COMMON STOCK:                                         0
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                                  Page 2 of 7

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON:

                CABLEVISION NY GROUP CLASS A
                COMMON STOCK:                                         48,942,172
                RAINBOW MEDIA GROUP CLASS A
                COMMON STOCK:                                         24,471,086
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [  ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                CABLEVISION NY GROUP CLASS A COMMON STOCK:               36.8%**
                RAINBOW MEDIA GROUP CLASS A COMMON STOCK:                36.8%**
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14        TYPE OF REPORTING PERSON

                CO
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*  Subject to the Stockholders Agreement (See Item 6).

** Each share of the Issuer's Cablevision NY Group Class B Common Stock ("Class B Stock") is entitled to 10 votes per share, each share of Rainbow Media Group Class B Common Stock is entitled to 5 votes per share, each share of Cablevision NY Group Class A Common Stock ("Class A Stock") is entitled to one vote per share, and each share of Rainbow Media Group Class A Common Stock is entitled to 1/2 of a vote per share. Holders of Class B Stock, Rainbow Media Group Class B Common Stock, Class A Stock and Rainbow Media Group Class A Common Stock vote together as a single class, except for the election of directors. With respect to the election of directors and subject to certain conditions, holders of Class A Stock and Rainbow Media Group Class A Common Stock vote together as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board. For all other issues, when the classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 8.8% of the voting power of the Issuer (See Items 1 and 5).


                                  Page 3 of 7

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      This Amendment No. 4 filed by AT&T Corp. ("AT&T") amends the Schedule
13D filed on March 19, 1999, as amended by Amendment No. 1 filed on December 15, 2000, Amendment No. 2 filed on April 9, 2001 and Amendment No. 3 filed on June 13, 2001, relating to AT&T's ownership of the stock of Cablevision Systems Corporation, a Delaware corporation. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D as previously amended.

ITEM 1.  SECURITY AND ISSUER.

      The first sentence of Item 1 of the Schedule 13D is hereby deleted in its entirety and replaced by the following.

      This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class
A Stock"), and Rainbow Media Group Class A Common Stock, par value $0.01 per share, of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"), One Media Crossways, Woodbury, New York 11797.

ITEM 4.  PURPOSE OF TRANSACTION.

            The last paragraph of Item 4 of the Schedule 13D is hereby amended by replacing the second sentence thereof with the following:

            In connection with such evaluation, AT&T and Cablevision entered into a letter agreement setting forth, among other things, certain agreements with respect to the registration of AT&T's shares of Class A Stock and Rainbow Media Group Class A Common Stock.

            The letter of agreement is filed as Exhibit 1 to this amendment and is incorporated herein by reference.

ITEM 5.

      The first sentence of paragraph (a) of Item 5 is hereby deleted in its entirety and replaced with the following.

      On March 29, 2001, the Issuer distributed shares of Rainbow Media Group Class A Common Stock to holders of the Class A Stock, on a pro rata basis and at a ratio of one share of Rainbow Media Group Class A Common Stock for every two shares of Class A Stock held. On March 30, 2001, the Issuer re-designated the existing Class A Stock the Cablevision NY Group Class A Common Stock. As a result, AT&T may be deemed to own 48,942,172 shares of Class A Stock and 24,471,086 shares of Rainbow Media Group Class A Common Stock, representing approximately 36.8% of the currently outstanding shares of each class.

                                  Page 4 of 7

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.          Letter Agreement, dated August 8, 2001.




                                  Page 5 of 7

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2001

                                    AT&T CORP.

                                    By:     /s/  Robert S. Feit
                                         -------------------------------
                                    Name:  Robert S. Feit
                                    Title: Authorized Signatory




                                  Page 6 of 7

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                                INDEX OF EXHIBITS
                                -----------------

Exhibit No.   Item
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     1.       Letter Agreement, dated August 8, 2001.





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